Exhibit D

RECENT DEVELOPMENTS

The information included in this section supplements the information about Jamaica contained in Jamaica’s annual report for the year ended March 31, 2017 on Form 18-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2017 (the “2017 Form 18-K”), as amended by the Form 18-K/A filed with the SEC on August 30, 2017 (the “First Amendment”), and as further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2017 Form 18-K, as amended, the information in this section replaces such information. No significant changes to the information provided in the 2017 Form 18-K or the First Amendment have occurred. Initially capitalized terms used in this section have the respective meaning assigned to those terms in the 2017 Form 18-K.

THE STATE OF EMERGENCY IN ST. JAMES

On January 18, 2018, increasing violence in the parish of St. James led the Governor General, on the advice of the Prime Minister, to declare a state of public emergency in St. James (the “State of Emergency”). On January 30, 2018, the Government approved an extension of the State of Emergency through May 2, 2018.

A state of emergency provides Jamaica’s security forces with enhanced powers to detain persons, to search premises, vehicles and persons without a warrant, to stop and question persons and to seize property. However, declaration of a state of emergency does not indicate the suspension of the rule of law or that any action taken is beyond or exempted from review.

In his address to Parliament on January 30, 2018, requesting the extension of the State of Emergency, the Prime Minister cited the widespread existence of violent crimes, lottery scamming, trafficking and other illicit activities in support of the need for the extension of the State of Emergency. In discussing the initial efforts, the Prime Minister commended Jamaica’s security forces in their address of the State of Emergency, citing the progress that had already been made and the lack of credible complaints that had been reported in response to such efforts. Nonetheless, the Prime Minister clarified that all necessary actions could not be achieved in the initial 14 day period and that the extension was necessary to achieve the desired impact.

INFRASTRUCTURE

On November 22, 2017, heavy rainfall in the parish of St. James impacted several communities including those which are traditionally flood prone and new areas located in residential areas of the parish. The 4.5 hours of rainfall was near the maximum amount of 1-day rainfall that is expected to occur once every two years. It was also very close to the expected total amount of rainfall for the month of November. In some areas, it was estimated that water levels reached ten (10) feet and silt/mud levels reached four (4) feet.

The rain caused the flooding of the town center of Montego Bay. About 27 communities within the boundaries of the town center were directly impacted by the rainfall. A joint assessment of the social impact conducted by the Jamaica Red Cross, the Ministry of Labour and Social Security and the St. James Municipal Corporation indicated that 392 persons from 120 households were directly impacted by the event. Several businesses along St. James Street, Embassy Place, Harbour Street, King Street, Fairview, Railway lane, West Gate Hills Entrance and Union Street suffered damage due to heavy flooding. Several motor vehicles were also damaged during the event. There was no damage to the airport facility; however, sections of the property were flooded, which did not affect operations at the airport. Poor visibility on the evening of November 22, 2017 also caused the diversion of one (1) [airplane] to Norman Manley International Airport in Kingston.

The preliminary cost estimate associated with the November rainfall is J$36.8 million. This estimate includes J$20.38 million in damage to infrastructure (e.g. roads, drainage and retaining walls) and J$16.48 million for clean-up by the St. James Municipal Corporation. Monetary losses to businesses as well as costs for welfare assistance provided by the Government to residents are not included in this cost estimate.

D-1

Exhibit D

AGRICULTURE

In 2017, a Beet Armyworm infestation is estimated to have destroyed 100 hectares of scallion and onion crops in the parishes of St. Elizabeth and Manchester. This infestation resulted in losses of approximately J$100 million to 300 farmers.

In response to the Beet Armyworm infestation, the Ministry of Industry, Commerce, Agriculture and Fisheries has taken steps to monitor and control the outbreak of the Beet Armyworm disease in the parishes of Manchester and St. Elizabeth. The Ministry of Industry, Commerce, Agriculture and Fisheries met with farmers and informed them that as the warmer months approach, with the gradual increase of temperatures, conditions are highly favorable for the rapid buildup of the Beet Armyworm. As part of its on-going sensitization program, the Ministry of Industry, Commerce, Agriculture and Fisheries, through RADA, outlined several strategies to mitigate the further development of this pest.

BANK OF JAMAICA AML/CFT GUIDANCE NOTES

In January 2017, following an on-site evaluation in June 2015, the Caribbean Financial Action Task Force (“CFATF”) released a Mutual Evaluation Report (the “Report”) analyzing Jamaica’s compliance with the FATF 40 Recommendations and the level of effectiveness of Jamaica’s AML/CFT system. The Report’s findings acknowledged that substantial progress had been made since Jamaica’s previous evaluation in 2005; however, it also identified a number of remaining deficiencies in Jamaica’s AML/CFT system and recommendations as to how the system could be strengthened. The deficiencies identified included, among others:

•	existing gaps and limitations in certain of Jamaica’s laws, regulations and policies relating to its AML/CFT system;

•	the lack of coordination among certain Government investigative and judicial bodies in pursuing violators of AML/CFT laws; and

•	the ineffectiveness of existing penalties in dissuading certain sanctioned money laundering and terrorism financing activities and behaviors.

In response to the Report’s findings, the Government has begun, and continues, to take steps to enhance its AML/CFT system. Since CFATF’s on-site evaluation in 2015, Jamaica has completed a National Risk Assessment and has enacted new laws and amended existing laws aimed at addressing the gaps and limitations identified in the Report. Moving forward, Jamaica is expected to provide periodic reports on the efforts to improve its AML/CFT framework, commencing with the First Follow-up Report, which is due at the May 2018 FATF Plenary.

D-2